

Press Release

Investor Contact
Paresh Maniar
Executive Director, Investor Relations
(408) 470-5348

MAXIM ANNOUNCES COMPLETION OF ACQUISITION OF TERIDIAN SEMICONDUCTOR

SUNNYVALE, CA – May 11, 2010 – Maxim Integrated Products, Inc. (NASDAQ:MXIM) announced today the successful completion of its acquisition of privately held Teridian Semiconductor Corporation on May 11, 2010. The Company previously announced its proposed acquisition of Teridian on April 12, 2010. Teridian is a fabless mixed-signal semiconductor company focused on electricity metering and energy measurement for the smart grid.

About Maxim

Maxim Integrated Products is a publicly traded company that designs, manufactures, and sells high-performance semiconductor products. The Company was founded over 25 years ago with the mission to deliver innovative analog and mixed-signal engineering solutions that add value to its customers' products. To date, it has developed over 6,300 products serving the industrial, communications, consumer, and computing markets. Maxim reported revenue in excess of $1.6 billion for fiscal 2009. A Fortune 1000 company, Maxim is included in the Nasdaq 100, the Russell 1000, and the MSCI USA indices. For more information, go to www.maxim-ic.com.

# # #